Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 27, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 22, 2023 The Nasdaq Stock Market (the "Exchange") received from Prairie Operating Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, par value $0.01 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi